Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care starts the year with strong earnings growth

•	Solid revenue[1] growth of 4% driven by both segments Care Delivery and Care Enablement

•	Operating income[1] margin improved in both segments

•	Care Enablement delivered strong sequential margin improvement with significant progress towards the 2025 target margin band

•	Execution of transformation continues at pace, contributing additional FME25 savings of EUR 52 million

•	Portfolio optimization program progresses in Care Delivery with signed or closed divestments in all our Latin American markets, and closed divestments in Turkiye and of Cura Day Hospitals Group in Australia

•	FY 2024 outlook confirmed

Bad Homburg (May 7, 2024) – Helen Giza, Chief Executive Officer of Fresenius Medical Care, said: “The first quarter of this year demonstrates that we are executing on our strategy as planned. Both segments expanded their respective margins compared to the prior year. Especially for Care Enablement, the first quarter was an inflection point as our transformation efforts, higher pricing and FME25 savings drove a solid margin improvement. We are also executing with speed our strategic portfolio optimization program. We have started the year with a slightly more favorable operating income phasing than planned and confirm our financial outlook for the full year 2024. We would not be here without the great work of our employees, whom I would like to thank for their hard work and dedication.”

[1]	Revenue and operating income outlook, as referred to in the 2024 outlook, are both at constant currency, excluding special items as well as the business impact from closed divestitures in 2023 and the settlement agreement with the U. S. government (Tricare) in Q4 2023. For FY 2023 and 2024, special items include costs related to the FME25 program, the Humacyte remeasurements, the legal form conversion costs and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

Page 1/7

Key figures (unaudited)

	Q1 2024	Q1 2023	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc
Revenue	4,725	4,704	0%	+2%
on outlook base[1]	4,822	4,619		+4%

Operating income	246	261	-6%	-4%
on outlook base[1]	416	338		+23%

Net income[2]	71	86	-18%	-17%
on outlook base[1]	198	146		+35%

Basic EPS (EUR)	0.24	0.29	-18%	-17%
on outlook base[1]	0.67	0.50		+35%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Focused execution against the strategic plan continues into 2024

Fresenius Medical Care successfully executed on its operational efficiency and turnaround plans. In the first quarter, the FME25 transformation program continued its momentum, delivering EUR 52 million additional sustainable savings while related one-time costs amounted to EUR 28 million. The Company is well on track to achieve the targeted additional sustainable savings of EUR 100 to 150 million by year end 2024, totaling to EUR 650 million by year end 2025.

Moreover, Fresenius Medical Care is executing its portfolio optimization plan to exit non-core and dilutive assets. As announced during the first quarter, the Company entered into agreements to divest its dialysis clinic networks in Brazil, Colombia, Chile and Ecuador. Special items associated with portfolio optimization amounted to negative EUR 143 million in the first quarter. Subject to regulatory approvals in Brazil, Colombia and Ecuador, the transactions represent another milestone in Fresenius Medical Care’s portfolio optimization program, with each expected to close throughout 2024.

After further signing the divestments of its dialysis clinic networks in Guatemala, Peru and Curacao, Fresenius Medical Care has now signed or closed the exit from all of its dialysis clinics operations in Latin America. The Company moreover closed the divestment of its dialysis clinic network in Turkiye and the Cura Day Hospitals Group, Australia, during April. All transactions that are currently signed as part of the Company’s portfolio optimization plan are estimated to negatively impact Fresenius Medical Care by around EUR 250 million in the full year 2024 and will be treated as special items in operating income. The transactions listed above are expected to generate cash proceeds of around EUR 650 million upon closing.

[2]	Net income attributable to shareholders of Fresenius Medical Care AG

Page 2/7

Revenue development driven by solid organic growth

Revenue remained almost unchanged with EUR 4,725 million in the first quarter (+2% at constant currency, +5% organic). Revenue on outlook base1, i.e. at constant currency, excluding special items and the business impacts from closed divestitures during 2023, increased by 4%.

Care Delivery revenue increased by 1% (+3% at constant currency, +6% organic) and by 5% on outlook base1.

In Care Delivery U.S., revenue increased by 3% (+5% at constant currency, +6% organic) and by 6% on outlook base1. A growing value-based care business, reimbursement rate increases and a favorable payor mix had a positive impact, compensating negative exchange rate effects and the effect of closed or sold operations. In line with expectations, elevated missed treatments growth compared unfavorably to last year, in part due to adverse Q1 2024 weather events and an unusually mild 2023 flu season, capacity constraints in clinics in some metropolitan areas, and the remaining annualization effects from excess mortality, that weigh on U.S. same market treatment growth. Adjusted for the exit from less profitable acute care contracts (-0.4%), U.S. same market treatment growth came in as expected at -0.3%.

In Care Delivery International, revenue declined by 9% (-4% at constant currency, +4% organic), while they grew by 2% on outlook base1. The effect of closed or sold operations and a negative exchange rate effect were partially offset by organic growth. Same market treatment growth was positive at 1.4%.

Care Enablement revenue declined by 1% (+1% at constant currency, +2% organic), while they grew by 2% on outlook base1. Positive impacts from pricing were offset by negative exchange rate effects and negative volume growth compared to prior year, in the absence of sales of critical care products in China as part of a Covid-related government initiative in the first quarter 2023.

Within Inter-segment eliminations, revenue for products transferred between the operating segments at fair market value remained stable at negative EUR 360 million (+1% at constant currency).3

Better than expected earnings development driven by phasing of value-based care business

Operating income decreased by 6% to EUR 246 million (-4% at constant currency), resulting in a margin of 5.2% (Q1 2023: 5.5%). Operating income on outlook base1, i.e. at constant currency, excluding special items and the business impacts from closed divestitures during 2023, increased by 23% to EUR 416 million, resulting in a margin of 8.6% (Q1 2023: 7.3%).

[3]	The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

Page 3/7

Operating income in Care Delivery decreased by 34% (-34% at constant currency), resulting in a margin of 5.0% (Q1 2023: 7.6%). Operating income on outlook base1 increased by 25%, resulting in a margin of 9.3% (Q1 2023: 7.8%). The operating income development was driven by positive effects from pricing, the value-based care business and FME25 savings, while expected labor and inflationary cost increases impacted the earnings development.

Operating income in Care Enablement amounted to EUR 70 million (Q1 2023: EUR -24 million), resulting in a margin of 5.4% (Q1 2023: -1.9%). Operating income on outlook base1 increased by 23%, resulting in a margin of 6.0% (Q1 2023: 5.0%). The improvement compared to the previous year’s quarter was mainly driven by savings from the FME25 program and improved pricing. These positive effects were partially offset by inflationary cost increases and unfavorable foreign currency transaction effects.

Operating income for Corporate amounted to EUR -14 million (Q1 2023: EUR 10 million). Operating income on outlook base1 amounted to EUR -19 million (Q1 2023: EUR -5 million), mainly due to higher costs related to certain global functions.

Net income2 decreased by 18% to EUR 71 million (-17% at constant currency). Net income on outlook base1 increased by 35%.

Basic earnings per share (EPS) decreased by 18% to EUR 0.24 (-17% at constant currency). EPS on outlook base1 increased by 35%.

Strong cash flow development

In the first quarter, Fresenius Medical Care generated EUR 127 million of operating cash flow (Q1 2023: EUR 143 million), resulting in a margin of 2.7% (Q1 2023: 3.0%). The operating cash flow development was negatively impacted by EUR 58 million resulting from a cyber incident at Change Healthcare, one of our U.S. service providers, in February.

Free cash flow4 amounted to EUR -2 million in the first quarter (Q1 2023:EUR 2 million).

Outlook

Fresenius Medical Care confirms its outlook for fiscal 2024 and expects revenue to grow by a low- to mid-single digit percent rate compared to prior year. The Company expects operating income to grow by a mid- to high-teens percent rate compared to prior year.

[4]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

Page 4/7

The expected growth rates for 2024 are at constant currency, excluding special items as well as the business impacts from closed divestitures in 2023 and the settlement agreement with the U.S. government (Tricare) in Q4 2023. The 2023 basis for the revenue outlook is EUR 19,049 million and for the operating income outlook is EUR 1,540 million.

The Company also reconfirms its targets to achieve an operating income margin of 10% to 14% by 2025. This excludes impacts from portfolio changes.

Patients, clinics and employees

As of March 31, 2024, Fresenius Medical Care treated 324,884 patients in 3,862 dialysis clinics worldwide and had 117,128 employees (headcount) globally, compared to 119,845 employees as of December 31, 2023.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the first quarter on May 7, 2024, at 2:00 p.m. CEST / 8:00 a.m. EDT. Details will be available on the Fresenius Medical Care website in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the first quarter of 2024. Our 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,862 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 325,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

Page 5/7

FRESENIUS MEDICAL CARE

Statement of earnings

in € million, except share data, unaudited	Three months ended March 31, 2024	2023	Change	Change at cc
Revenue	**4,725**	**4,704**	**0.4%**	**2.5%**
Revenue (outlook base)[1]	4,822	4,619		4.4%
Costs of revenue	3,551	3,555	-0.1%	1.9%
Selling, general and administrative expense	776	782	-0.8%	0.7%
Research and development expense	48	56	-14.3%	-13.9%
Income from equity method investees	(29)	(28)	4.8%	4.8%
Other operating income	(113)	(117)	-3.4%	-3.9%
Other operating expense	246	195	26.2%	30.5%
Operating income	**246**	**261**	**-5.7%**	**-4.4%**
Operating income (outlook base)[1]	416	338		23.0%
Interest expense, net	88	83	6.8%	9.1%
Income before taxes	**158**	**178**	**-11.5%**	**-10.6%**
Income tax expense	40	45	-11.2%	-10.8%
Net income	**118**	**133**	**-11.6%**	**-10.6%**
Net income attributable to noncontrolling interests	47	47	-0.3%	0.9%
Net income[2]	**71**	**86**	**-17.8%**	**-16.9%**
Net income[2] (outlook base)[1]	198	146		35.3%
Weighted average number of shares	293,413,449	293,413,449		
Basic earnings per share	**€0.24**	**€0.29**	-17.8%	-16.9%
Basic earnings per share (outlook base)[1]	€0.67	€0.50		35.3%
In percent of revenue				
Operating income margin	**5.2 %**	**5.5%**		
Operating income margin (outlook base)[1]	8.6%	7.3%		

[1] Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement in Q4 2023. For a reconciliation please refer to the table at the end of the press release.
[2] Attributable to shareholders of FME AG.

Page 6/7

FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook (outlook base)

	Three months ended March 31,	
in € million, unaudited	**2024**	**2023**
Operating performance (outlook base)		
These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items and at constant currency.		
Revenue	**4,725**	**4,704**
Divestitures[1]	—	(85)
Revenue excl. 2023 divestitures	4,725	4,619
Currency translation effects	97	—
Revenue (outlook base)	4,822	4,619
Operating income	**246**	**261**
FME25 Program	28	26
Legal Form Conversion Costs	1	2
Legacy Portfolio Optimization[2]	143	84
Humacyte Remeasurements	(15)	(19)
Sum of special items	157	93
Divestitures[1]	—	(16)
Sum of special items and 2023 divestitures	157	77
Operating income excl. special items and 2023 divestitures	403	338
Currency translation effects	13	—
Operating income (outlook base)	416	338
Net income[3]	**71**	**86**
FME25 Program	20	20
Legal Form Conversion Costs	1	1
Legacy Portfolio Optimization[2]	107	61
Humacyte Remeasurements	(11)	(14)
Sum of special items	117	68
Divestitures[1]	—	(8)
Sum of special items and 2023 divestitures	117	60
Net income[3] excl. special items and 2023 divestitures	188	146
Currency translation effects	10	—
Net income[3] (outlook base)	198	146

[1] Business impacts from closed divestitures in 2023.

[2] 2024: mainly comprise the impairment of intangible and tangible assets resulting from the measurement of assets held for sale (primarily Brazil, Colombia, Ecuador, Turkiye) as well as losses from divestitures (driven by the divestment of Chile renal dialysis operations); 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023.

[3] Attributable to shareholders of FME AG.

Page 7/7